                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission File Number: 001-09267

       A.         ENESCO GROUP, INC. PROFIT SHARING PLAN FOR UNION EMPLOYEES
                  -------------------------------------------------------------
                                     (Full title of the plan)

       B.         Enesco Group, Inc., 225 Windsor Drive, Itasca, IL  60143
                  -------------------------------------------------------------
                  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

       The financial statements furnished for the Plan are listed in the table of contents.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  June 30, 2005                        By: /s/ Paula E. Manley
                                                -------------------------------
                                                Paula E. Manley
                                                Chief Financial Officer

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                                TABLE OF CONTENTS

                                                                                                                     PAGE

Report of Independent Registered Public Accounting Firm                                                               1

Financial Statements (prepared in accordance with the financial reporting requirements of ERISA)

     Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                                 2

     Statement of Changes in Net Assets Available for Benefits for the
        Year ended December 31, 2004                                                                                  3

Notes to Financial Statements                                                                                         4

SUPPLEMENTAL SCHEDULES

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004                               9

2    Schedule H, Line 4j - Schedule of Reportable Transactions - December 31, 2004                                   10

EXHIBITS

Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Enesco Group, Inc. Profit Sharing Plan for Union Employees:


We have audited the accompanying statements of net assets available for benefits of Enesco Group, Inc. Profit Sharing Plan for Union Employees (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 15, 2005

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003

                                                            2004         2003
                                                         ----------   ----------
Assets:
     Investments                                         $3,622,010    3,396,577

     Receivables:
        Company contributions                                 2,928        1,626
        Participant contributions                             5,855        3,252
                                                         ----------   ----------
                 Total receivables                            8,783        4,878
                                                         ----------   ----------
                 Net assets available for benefits       $3,630,793    3,401,455
                                                         ==========   ==========

See accompanying notes to financial statements

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2004

Additions:
     Additions to net assets attributed to:
        Investment income:
           Interest and dividends                                     $   83,664
           Net appreciation in fair value of investments                  74,596
                                                                      ----------
                 Total investment income                                 158,260
                                                                      ----------
        Contributions:
           Participant                                                   118,408
           Company                                                        59,205
                                                                      ----------
                 Total contributions                                     177,613
                                                                      ----------
                 Total additions                                         335,873
                                                                      ----------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                     91,887
        Administrative expenses                                           14,648
                                                                      ----------
                 Total deductions                                        106,535
                                                                      ----------
                 Net increase in assets available for plan benefits      229,338

Net assets available for plan benefits:
     Beginning of year                                                 3,401,455
                                                                      ----------
     End of year                                                      $3,630,793
                                                                      ==========

See accompanying notes to financial statements

(1)  DESCRIPTION OF THE PLAN

     (a)  GENERAL

          The Enesco Group, Inc. Profit Sharing Plan for Union Employees (the
          Plan) is a defined contribution plan, which commenced on January 1, 1988. The Plan provides retirement, disability, or death benefits to eligible union employees of Enesco Group, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          As of January 1, 2003, the Plan was amended and restated so that in addition to being a profit sharing plan, a 401(k) component became available for both employee and Company matching contributions.

          The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (b)  ELIGIBILITY

          All union employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month. Participants continue to be eligible until a break in service is experienced, which occurs when a participant fails to perform services for the Company for a period of at least 12 consecutive months.

     (c)  PARTICIPANT CONTRIBUTIONS

          Participants may elect to contribute a minimum of 1% up to a maximum of 6% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans, or elective deferrals of all or part of any cash bonuses received in each plan year. Participants who have attained age 50 before the end of the Plan year may make additional elective deferrals (catch-up contributions).

     (d)  PROFIT SHARING CONTRIBUTIONS

          The Company may elect to make a profit-sharing contribution to the Plan each year. To be eligible for this contribution, a participant must perform at least 1,000 hours of service during a plan year and be employed on the last day of the plan year. Each eligible participant will receive a pro-rata allocation based on the participant's compensation in relation to total compensation of all eligible participants. There were no profit-sharing contributions to the Plan in 2004 or 2003.

     (e)  MATCHING CONTRIBUTIONS

          The Plan provides for matching contributions, paid in shares of the Company's stock, of 50% of a participant's elective deferrals for a plan year up to 6% of a participant's compensation. A participant is eligible for such contribution if the participant is eligible to participate in the Plan for at least one day of the plan year and makes elective deferrals.

     (f)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and allocations of plan earnings or losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Participants direct the investment of their individual account balance, including elective deferrals, profit-sharing contributions, rollover contributions, and matching contributions into various investment options offered by the Plan, which, as of December 31, 2004, consisted of nine mutual funds and the Company stock fund.

     (g)  VESTING

          Participants are vested immediately in all elective deferrals, catch-up contributions, and rollover contributions. Participants become immediately vested upon permanent disability, death, or reaching the normal retirement age as defined in the Plan. Vesting in matching contributions and profit-sharing contributions is based on the following schedule:

                                                                PERCENT
                         Completed years of service             VESTED
                ----------------------------------------     ------------
                Less than 1 year of service                       0%
                At least 1, but less than 2                      20
                At least 2, but less than 3                      40
                At least 3, but less than 4                      60
                At least 4, but less than 5                      80
                5 or more                                       100


     (h)  FORFEITURES

          The nonvested portion of terminated participants' accounts may be used to first offset plan administrative costs and then to reduce matching and profit sharing contributions. As of the plan year ended December 31, 2004, there were no unused forfeitures.

     (i)  BENEFIT PAYMENTS

          Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them in a lump-sum payment upon permanent disability or death, upon reaching normal retirement age 65, incurring a qualified financial hardship, or upon termination of employment.

     (j)  PARTICIPANT LOANS

          Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

     (k)  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  USE OF ESTIMATES

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (d)  PAYMENT OF BENEFITS

          Benefit payments are recorded when paid.

     (e)  ADMINISTRATIVE EXPENSES

          Administrative expenses are generally paid by the Plan sponsor.

(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

                                                                      2004            2003
                                                                   ----------      ----------
     Mutual funds:
          Vanguard Extended Market Index Fund, 7,369 and
             8,650 shares, respectively                            $  231,119         230,601
          Vanguard Prime Money Market Fund, 1,856,084 and
             1,744,656 shares, respectively                         1,856,084       1,744,656
          Vanguard Total Bond Market Index Fund, 20,785 and
             25,298 shares, respectively                              213,469         260,818
          Vanguard Wellington Fund, 16,996 and 16,560 shares,
             respectively                                             513,110         477,087
          Loan Fund                                                   345,982         356,742


     On March 31, 2004, funds deposited in the Vanguard US Growth Fund were liquidated and transfered to the Vanguard Morgan Growth Investment Fund.

     The Plan provides for investments in mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments is as follows:

                                                   DECEMBER 31,
                                               ----------------------
                                                 2004          2003
                                               --------      --------
     Net assets:
          Enesco Group, Inc. common stock      $161,861        62,699
                                               --------      --------
                                               $161,861        62,699
                                               ========      ========

                                                  YEAR ENDED
                                                 DECEMBER 31,
                                                    2004
                                                  --------
      Changes in net assets:
           Contributions                          $ 65,602
           Net depreciation in fair value of
              investments                          (10,670)
           Company contribution receivable          (1,378)
      Benefits paid to participants                 (8,184)
      Transfers from participant-directed
           investments                              53,792
                                                  --------
                                                  $ 99,162
                                                  ========


(5)  RELATED-PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)  TAX STATUS OF THE PLAN

     No determination letter has been obtained by the Plan. However, the Plan administrator and the Plan's general counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is using a Prototype document from Vanguard Fiduciary Trust Company that has received a favorable determination letter dated August 22, 2001, by the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                         SUPPLEMENTAL SCHEDULE 1

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2004

                   (b) IDENTITY OF ISSUE /                                                                (e) CURRENT
(a)             (c) DESCRIPTION OF INVESTMENT                                          (d) COST               VALUE
------   ----------------------------------------------------------------------   -------------------   -------------------
         Mutual funds:
  *         Vanguard Extended Market Index Fund                                $          **                    231,119
  *         Vanguard International Growth Fund                                            **                     49,766
  *         Vanguard Prime Money Market Fund                                              **                  1,856,084
  *         Vanguard Total Bond Market Index Fund                                         **                    213,469
  *         Vanguard Target Retirement 2015                                               **                        465
  *         Vanguard Target Retirement 2025                                               **                     12,788
  *         Vanguard Morgan Growth Investment Fund                                        **                    172,057
  *         Vanguard Wellington Fund                                                      **                    513,110
  *         Vanguard Total Stock Market Index Fund                                        **                     22,349
  *         Vanguard Windsor II Fund                                                      **                     32,953
            American Funds New Perspective Fund                                           **                     10,007
         Common stock:
  *         Enesco Group, Inc. common stock (42,707 shares)                              155,596                161,861
  *      Participant loans, 5% to 5.75%                                                   **                    345,982
                                                                                  -------------------   -------------------
                                                                               $         155,596              3,622,010
                                                                                  ===================   ===================

* Represents a party-in-interest.

** Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

                                                         SUPPLEMENTAL SCHEDULE 2

                     ENESCO GROUP, INC. PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES
            Schedule H, Line 4j - Schedule of Reportable Transactions
                                December 31, 2004

        (a)                              (b)                  (c)           (d)           (g)             (h)             (i)
                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON
    IDENTIFY OF                                             PURCHASE        SELLING      COST OF       TRANSACTION     NET GAIN OR
  PARTY INVOLVED           DESCRIPTION OF ASSETS              PRICE           PRICE       ASSET            DATE           (LOSS)
------------------     -----------------------------------  -----------      ------      -------     --------------    -----------
The Vanguard Group     Enesco Group, Inc. common stock      $209,556             --            --         209,556              --
The Vanguard Group     Enesco Group, Inc. common stock            --         99,724       102,267          99,724          (2,543)


See accompanying report of independent registered public accounting firm.